SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

171077407

(CUSIP Number)

Steven D. Rubin

4400 Biscayne Boulevard

Miami, Florida 33137

(305) 575-6015

 (Name, address and telephone number of person

authorized to receive notices and communications)

June 21, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

		0
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,972,910 (1)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER:

		3,972,910 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,972,910 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.47% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)

Includes 2,322,292 shares of common stock held by Phillip and Patricia Frost Philanthropic Foundation, Inc., 1,561,729 shares of common stock and 88,889 warrants to purchase common stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Phillip Frost is President of Phillip and Patricia Frost Philanthropic Foundation, Inc.

(2)	Based on 37,856,584 shares of common stock outstanding as of July 21, 2016 as reported by the Company.

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Florida

	7	SOLE VOTING POWER:

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,650,618 (1)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		-0-

	10	SHARED DISPOSITIVE POWER:

		1,650,618 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,650,618 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.35%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)

Includes 1,561,729 shares of common stock and 88,889 warrants to purchase common stock held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee.   Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)	Based on 37,856,584 shares of common stock outstanding as of July 21, 2016 as reported by the Company.

1	NAMES OF REPORTING PERSONS: Phillip and Patricia Frost Philanthropic Foundation, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Florida

	7	SOLE VOTING POWER:

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,322,292 (1)
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		-0-

	10	SHARED DISPOSITIVE POWER:

		2,322,292 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,322,292 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.13%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Held by Phillip and Patricia Frost Philanthropic Foundation, Inc. of which Dr. Phillip Frost is President.

(2)	Based on 37,856,584 shares of common stock outstanding as of July 21, 2016 as reported by the Company.

ITEM 1.  Security and Issuer

This Amendment No. 4 to Schedule 13D amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission on January 19, 2011, as amended on August 29, 2011, July 12, 2012 and January 3, 2014, to Schedule 13D (this “Amendment No. 4”) is filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”)  and Phillip and Patricia Frost Philanthropic Foundation, Inc. (“Philanthropic Foundation”, and collectively with Dr. Frost and Gamma Trust, the “Reporting Persons”), with respect to common stock, $.001 par value per share (“Common Stock”) of ChromaDex Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10005 Muirlands Blvd Suite G, Irvine, CA 92618.  Information regarding each of the reporting persons is set forth below.

ITEM 3. Source and Amount of Funds or Other Consideration.

Effective as of April 13, 2016, the Company announced a 1 for 3 stock split. The Reporting Persons’ stock ownership provided in this Schedule 13D/A has been restated to reflect the split.

Since June 14, 2016 (and up to and including July 26, 2016), the Reporting Person has sold 1,378,071 shares of the Issuer’s common stock at prices ranging from $2.83 to $5.57 on the open market.

There were no additional transactions in the last 60 days.

ITEM 5. Interest in Securities of the Issuer.

The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Phillip Frost, M.D.	3,972,910	(2)	10.47%

Frost Gamma Investments Trust	1,650,618	(3)	4.35%

Phillip and Patricia Frost Philanthropic Foundation, Inc.	2,322,292		6.13%

______________

(1)	Percentage based upon 37,856,584 shares of common stock outstanding as of July 21, 2016 as reported by the Company.

(2)

Includes 2,322,292 shares of common stock held by Phillip and Patricia Frost Philanthropic Foundation, Inc., 1,561,729 shares of common stock and 88,889 warrants to purchase common stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Phillip Frost is President of Phillip and Patricia Frost Philanthropic Foundation, Inc.

(3)

Includes 1,561,729 shares of common stock and 88,889 warrants to purchase common stock held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

The Reporting Persons’ responses to Items 3 and 4 to this 13D Amendment No. 4 are hereby incorporated by reference in this Item 5. The Reporting Persons’ responses to cover page Items 7 through 10 of this 13D Amendment No. 4, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Frost Gamma Investments Trust and Phillip and Patricia Frost Philanthropic Foundation, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2016	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: July 27, 2016	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

Dated: July 27, 2016	PHILLIP AND PATRICIA FROST PHILANTHROPIC FOUNDATION, INC.

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Frost Gamma Investments Trust and Phillip and Patricia Frost Philanthropic Foundation, Inc.

AGREEMENT TO FILE JOINT SCHEDULE 13D

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of the common stock of ChromaDex Corporation, a Delaware corporation.  The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: July 27, 2016	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: July 27, 2016	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

Dated: July 27, 2016	PHILLIP AND PATRICIA FROST PHILANTHROPIC FOUNDATION, INC.

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., President